SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

MINUTES OF THE 970th BOARD OF DIRECTORS’ MEETING

On June 23, 2022, at 10:30 a.m., the undersigned members of the Company’s Board of Directors met via video conferencing at the call of the Chair of the Board of Directors, Mario Engler Pinto Junior, on an extraordinary basis, under the main section and paragraph 6 of article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), at Rua Costa Carvalho, no. 300, Pinheiros, in the city and state of São Paulo, to resolve on the agenda below. We registered that Luiz Fernando Beraldo Guimarães, Chief of Staff of the CEO’s Office, and Gerson Y. Yamanishi, Management Analyst, participated in the meeting.

At the start of the meeting, the Chair offered the floor to the Chief Financial Officer and Investor Relations Officer, Osvaldo Garcia, and to the Head of Capital Markets and Investor Relations, Mario Azevedo de Arruda Sampaio, who presented the only item on the agenda, (time: 15’), based on the Executive Board’s Resolution 0268/2022, of June 15, 2022, Internal Communication FI 32/2022, of June 6, 2022, and the PowerPoint presentation, all of which were filed in the meeting’s electronic folder. After being discussed and voted, according to item XXII of article 14 of the Company’s Bylaws, the Board members unanimously approved the authorization to contract a financing (“Financing”) with the Inter-American Investment Corporation (“IDB Invest”), as the agent working on behalf of the Inter-American Development Bank (“Inter-American Development Bank - IDB”), as the Creditor, under the following terms and conditions:

1.	Borrower: Companhia de Saneamento Básico do Estado de São Paulo – Sabesp.
2.	Agent/Creditor: IDB Invest, as the agent working on behalf of the Inter-American Development Bank (IDB), as the Creditor.

3.     Type and Currency: external financing denominated in Brazilian reais.

4.	Guarantee: unsecured credit transaction.
5.	Withholding Income Tax: exempt.
6.	Value of the Financing: Four hundred and seventy million reais (R$470,000,000.00).
7.	Term and Grace Period: up to fourteen (14) years and six (6) months, with a grace period of up to twelve (12) months.
8.	Interest Payment: semi-annual.
9.	Amortization Payment: semi-annual.
10.	Use of the Funds: the funds will be used to partially finance the Company’s investments related to the 4th Step of the Tietê River Cleaning-Up Project.
11.	Interest rate: 100% of the CDI, plus a spread of 2.50% per year.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

12.	Fees:
•	Up-front Fee: 0.75% of the principal Financing value;
•	Commitment Fee: 30% of applicable spread times the non-disbursed and non-canceled portion of the Financing value;
•	Supervision and Administrative Fee: Fifteen thousand dollars (US$15,000.00) per year; and
•	Analysis Fee: Fifty thousand dollars (US$50,000.00), of which twenty-five thousand dollars (US$25,000.00) after the execution of the Mandate Letter and twenty-five thousand dollars (US$25,000.00) on the date of the “Loan Agreement”.
13.	Financial covenants:
•	Net Debt / Adjusted EBITDA Ratio ≤ 3.50x; and
•	Interest Coverage Ratio ≥ 2.35x.

14.   Applicable Law and Jurisdiction: New York law, non-exclusive jurisdiction in the New York courts.

The Board of Directors also authorized the members of the Executive Board, under the legal and statutory provisions, to take any acts related to the Financing, including, but not limited to:

a.	Contracting and executing the Financing with IDB Invest under the conditions described above;
b.	Taking any measures that, at its discretion, are necessary or desirable for the contracting and achievement of the Financing; and
c.	Executing agreements and documents related to the achievement of the Financing, such as the “Loan Agreement” and other necessary contracts, including the conditions that, at its discretion, are deemed appropriate, to issue certificates and to provide statements, as applicable; and
d.	Hiring, appointing, and designating a process agent (“Process Agent”);

The following limit was set for the development and achievement of the Financing: reimbursable expenses to IDB Invest of up to three hundred and fifty thousand dollars (US$350,000.00), and expenses directly incurred by the Company of up to seven hundred and fifty thousand reais (R$750,000.00). The payment of all the aforementioned fees was approved. RCs 10905593, 10905601, and 10905661.

Finally, the Board of Directors ratified all the acts previously performed by the Executive Board regarding the Financing.

After the floor was offered to anyone who intended to speak and, as there were no other pronouncements, the Chair, Mario Engler Pinto Junior, adjourned the meeting for the drawing up of these minutes, which were read, found to be in compliance, signed by me, Marialve de Sousa Martins, Executive Secretary of the Board of Directors, and by the following attending Board members: MARIO ENGLER PINTO JUNIOR, BENEDITO PINTO FERREIRA BRAGA JUNIOR, CLAUDIA POLTO DA CUNHA, EDUARDO DE FREITAS TEIXEIRA, FRANCISCO LUIZ SIBUT GOMIDE, FRANCISCO VIDAL LUNA,

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

LEONARDO AUGUSTO DE ANDRADE BARBOSA, LUIS EDUARDO ALVES DE ASSIS, MARCELO MUNHOZ AURICCHIO, RONALDO COPPA, and WILSON NEWTON DE MELLO NETO.

This is a free English translation of the minutes drawn up in the Book of Minutes of the Board of Directors.

São Paulo, June 23, 2022.

Mario Engler Pinto Junior	Marialve de Sousa Martins
Chair of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 27, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.